Exhibit 4 (a)

Employment contract between the Company and Mr G.J. Kleisterlee
The following contract is the employment contract of Mr G.J. Kleisterlee, containing the terms and conditions of his employment as President/CEO and member of the Board of Management with effect from April 1, 2007. The employment contract filed with the 2005 Form 20-F (and incorporated by reference in the 2006 Form 20-F) contains the arrangements which apply up to April 1, 2007.
1. Continuation of employment
You are re-appointed as President/Chief Executive Officer and Chairman of the Board of Management, and your employment with Royal Philips Electronics will be continued after April 1, 2007 subject to re-appointment by the General Meeting of Shareholders of the Company.
The Supervisory Board undertakes to submit to the General Meeting of Shareholders to be held on March 29, 2007 a proposal for your re-appointment as President/Chief Executive Officer and Chairman of the Board of Management of Royal Philips Electronics as of April 1, 2007.
The Contract of Employment between you and Royal Philips Electronics, dated December 9, 2004 will cease to exist as of April 1, 2007. In the event of such re-appointment, the terms and conditions stated in this letter agreement and its annexes replace all terms and conditions laid down in previous employment agreements and all oral and written understandings reached with you and any company belonging to the Philips Group.
2. Duration of employment
A.	The contract of employment (hereinafter referred to as the “Contract”) with the Company connected with your Chairmanship of the Board of Management shall be entered into for a period of four years commencing on April 1, 2007 and shall terminate ipso jure, without any notice being required, on April 1, 2011.

B.	No later than six months before April 1, 2011 the parties will discuss a possible extension of the Contract.

C.	Both parties shall have the right to terminate this agreement before April 1, 2011 or before any later contract expiration date against the end of a calendar month. In this respect, you will adhere to a written notice period of three months and the Company will give no less than six months prior written notice.

D.	If the Contract is terminated at the request of the Company before April 1, 2011 other than for a compelling reason (“dringende reden”), within the meaning of Dutch labour law, the Supervisory Board may — at its full discretion — decide to pay you a once-only amount by way of compensation with a maximum of twelve (12) months. You shall not be entitled

Employment contract between the Company and Mr G.J. Kleisterlee	2

to such payment if the Contract is terminated immediately following a period in which the Company made industrial disability payments to you under paragraph 11.
E.	In case of termination of the Contract you will resign ultimately per the effective date of such termination as President/Chief Executive Officer and Chairman of the Board of Management.
3. Salary
Your annual salary as of April 1, 2007 shall amount to EUR 1,100,000 (gross), which amount includes mandatory holiday allowances, to be paid in twelve monthly instalments.
Annual review and subsequent upwards adjustment, if any, of your annual salary, will be determined at the discretion of the Supervisory Board of the Company on the advice of the Remuneration Committee of the Supervisory Board (hereinafter also referred to as “the Remuneration Committee”). You shall be informed in writing, on behalf of the Supervisory Board, of any salary increases awarded to you in this way. Only salary increases determined and approved by the Supervisory Board will replace the salary amount mentioned above.
4. Annual Incentive
In addition to the salary referred to under paragraph 3, you shall be eligible each year for an annual incentive. This incentive shall be determined annually by the Supervisory Board on the advice of the Remuneration Committee.
The annual incentive to be awarded relates to the preceding financial year and is based on criteria to be determined annually. You shall be notified in writing of these annual incentive targets.
The on-target (= 100% score) annual incentive amount to be realized by you is currently set by the Supervisory Board at 80% of your annual salary as mentioned under paragraph 3. It can become 120% of your annual salary if the stretch targets are realized (= 150% score). The actual pay out of the annual incentive is determined by multiplying the annual incentive score by the Group Incentive Multiplier (varies from 0.8 to 1.2), which is based on the financial annual incentive target Economic Profit Realized of the Philips Group. So the overall maximum annual incentive amount to be realized can be 144% of your annual salary.
5. Long-Term Incentive Plan
The Supervisory Board, within the framework approved by the Company’s General Meeting of Shareholders and on the advice of the Remuneration Committee, can decide by discretion to grant Royal Philips Electronics restricted share rights, stock options and/or other equity related incentives to members of the Board of Management (including the Chairman) on a year-to-year basis. The conditions of such incentives, if any, are also approved by the General Meeting of Shareholders and may be changed on a yearly basis.
As Chairman of the Board of Management you are in principle eligible to participate in such plan.
In April 2007 you will be eligible for a grant of restricted share rights and stock options according to the level applicable to the Chairman of the Board of Management.
For the period you will be Chairman of the Board of Management you will not be eligible to participate in any other Philips share purchase or equity related scheme than approved by the

Employment contract between the Company and Mr G.J. Kleisterlee	3

Supervisory Board for the Board of Management.
The Long-Term Incentive Plan is designed to stimulate long-term investment in Philips shares. To further align the interests of the Chairman and members of the Board of Management and shareholders, all restricted shares shall be retained for a period of at least five years or until at least the end of employment, if this period is shorter. The same applies for restricted shares granted before the starting date of this Contract.
6. Company Car
You are entitled to a leased company car according to the conditions valid for Philips Executives. In principle, a personal contribution is not required if the monthly lease price does not exceed the standard lease price of EUR 3,050 excl. VAT at the moment of ordering of the lease car. In case the monthly lease price exceeds the standard lease price of EUR 3,050, a personal contribution for the private use of the car has to be paid. You are not entitled to conclude a new lease agreement before the expiration date of the present lease agreement.
7. Allowances
•	For business entertainment expenses

With respect to your position within the Company you are be eligible for a fixed allowance for business entertainment expenses. Currently the tax-free allowance in your case is EUR 29,042 per annum. This sum is meant to enable you amongst others to cover the expenses you incur in entertaining business guests on behalf of the Company.

•	For the use of a home for representative purposes

Members of the Board of Management are eligible for a fixed allowance of Euro 6,807 tax-free to cover the use of their own home for representative purposes.
The above-mentioned allowances will be paid at the end of each quarter.
Parties agree that changes in fiscal legislation could make it necessary or desirable for the Company to change the above arrangements.
8. Senior Executive Ambassador Program
You are invited to participate in the Senior Executive Ambassador Program to use Philips products that will be made available to you at your home.
9. Other arrangements
The Company will make an apartment in the Amsterdam area available for the duration of your contract of employment with Royal Philips Electronics. The costs of gas, water, electricity, heating, telephone and local property taxes for this apartment are for your own account.

Employment contract between the Company and Mr G.J. Kleisterlee	4

10. Insurances
•	Accident insurance

You will be covered by a 24-hours accident insurance policy. The maximum sum insured is three times your gross annual salary as mentioned under paragraph 3. Details of this arrangement are given in Annex A.

•	Directors and Officers Liability Insurance

You will be covered by a Directors and Officers liability insurance with regard to “wrongful acts”. As of the date hereof, under the terms of the policy, “wrongful acts” include any actual or alleged breach of trust, breach of duty, neglect, error, misstatement, misleading statement, omission or other act wrongfully committed by the Assured or any matter claimed against them solely by reason of him being Chairman of the Board of Management.
11. Industrial disability
For a maximum period of three years from the start of disablement, but at the very latest up to the end of the Contract, the balance between your annual salary, as stated in paragraph 3, at the start of the total disability and the aggregate amount of any statutory allowance distributed because of your total disablement, will — subject to your compliance with the Company’s directives — be paid by the Company.
The Company shall not be bound by the aforesaid obligation if you have a claim against third parties in respect of your disablement. Upon surrender to the Company of such claim — in so far as it relates to loss of salary — an amount equal to the aforesaid balance shall — but for no longer than the period stated in the foregoing paragraph — be paid by the Company in advance.
However, should this policy change, the new policy will apply in full to you. No concessions will be made if the new policy is less favorable than the present policy.
12. Holidays
The holiday entitlement for members of the Board of Management is 25 working days per calendar year.
13. Rules governing Internal and External directorships
For the rules with respect to directorships, which may be amended from time to time, we refer to Annex B.
14. Rules of Conduct with respect to Inside Information
The Philips’ Rules of Conduct with respect to Inside Information, which may be amended from time to time, are applicable to you (Annex C). The Compliance Officer with respect to inside information will contact you, as you are designated as “Qualified Insider”.
15. General Terms of Employment of Philips
Annex D contains the General Terms of Employment of the Philips Group, which also apply to you.

Employment contract between the Company and Mr G.J. Kleisterlee	5

As evidence of your approval of the contents of the General Terms of Employment, Annex D will be signed by you.
16. General Business Principles
For the General Business Principles, which apply to you, we refer to Annex E-1. In Annexes E-2 and E-3 you will find the Financial Code of Ethics and the Purchasing Code of Ethics, which are applicable to you.
17. Personnel Registration
Your data will be recorded in one or more personnel registration systems.
18. Applicable law
All terms of the employment and this Contract are governed by the laws of the Netherlands.
Parties agree that all the above compensation elements are subject to the corporate governance framework applicable to the Chairman of the Board of Management and can be changed, abolished or replaced by other elements at any time at the sole discretion of the Supervisory Board of the Company.

Employment contract between the Company and Mr G.J. Kleisterlee	6

If you agree to these proposals, you are requested to sign both the enclosed copy of this letter and Annex D and return them no later than February 9, 2007 to [contact detail omitted] Secretary Remuneration Committee, Royal Philips Electronics, HBT 10.19, P.O. Box 77900, 1070 MX Amsterdam, the Netherlands.
Needless to say, you may contact [contact detail omitted] if you require further information about these arrangements.
Looking forward to receiving your reply, we remain
With kind regards,
W. de Kleuver
(Chairman Supervisory Board)
Agreed and signed:
G.J. Kleisterlee

Enclosures:
Annex A —	Accident Insurance
Annex B —	Rules governing Internal and External Directorships
Annex C —	Rules of Conduct with respect to Inside Information
Annex D —	General Terms of Employment
Annex E —	General Business Principles (E-1), Financial Code of Ethics (E-2) and Purchasing Code of Ethics (E-3)